SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **July 17, 2003**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

**88-11th Avenue Northeast
Minneapolis, Minnesota**

55413

(Address of principal executive offices)   (Zip Code)

(612) 623-6000

(Registrant's telephone number)

Item 7. **Financial Statements and Exhibits**

(c)   The following exhibit is being furnished herewith:

99.   Press Release, dated July 17, 2003, of Graco Inc.

Item 9.   **Regulation FD Disclosure   (Item 12, Disclosure of Results of Operations and Financial Condition)**

The following information is being provided under Item 12, Results of Operations and Financial Condition. It is being furnished under Item 9 of this Form 8-K in accordance with interim guidance issued by the SEC in Release No. 33-8216. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

On July 17, 2003, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the completed fiscal quarter ended June 27, 2003. The release is furnished as Exhibit 99 hereto and is incorporated herein by reference.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: July 18, 2003   By:_____
                              Its: Vice President, General Counsel and Secretary

Exhibit 99

FOR IMMEDIATE RELEASE:
Thursday, July 17, 2003

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD SECOND QUARTER RESULTS
DILUTED NET EARNINGS PER SHARE INCREASE 20 PERCENT
NET SALES INCREASE 10 PERCENT

MINNEAPOLIS, MN (July 17, 2003) - Graco Inc. **(NYSE: GGG)** today announced second quarter net earnings of $24.5 million on net sales of $146.4 million - increases over the prior year of 14 percent and 10 percent, respectively. Diluted net earnings per share were $0.53 versus $0.44 last year, a 20 percent increase. For the first six months, Graco reported net earnings of $42.7 million on net sales of $266.0 million – increases over the prior year of 15 percent and 11 percent, respectively.

When compared to 2002 results, the weaker U.S. dollar versus foreign currencies helped to increase second quarter and year-to-date net earnings and net sales. Translated at consistent exchange rates, second quarter net earnings and net sales increased by 1 percent and 6 percent, respectively and year-to-date net earnings and net sales increased by 2 percent and 6 percent, respectively.

When compared to the second quarter of 2002, worldwide Contractor Equipment Division sales of $76.9 million increased 12 percent. In the Americas, sales were higher in both the professional paint store and home center channels. Good demand for new and existing products in the paint store channel more than offset the ongoing impacts of poor weather conditions and a weak commercial construction market in the United States. In the home center channel, sales were higher primarily due to a new product launched during the quarter. Asia posted strong volume gains while Europe experienced modest volume gains.

Second quarter Industrial/Automotive Equipment Division sales of $57.7 million increased 14 percent versus the same period last year. Sales in the Americas were up primarily due to the Sharpe acquisition. Underlying demand for industrial products in the Americas remains essentially flat. Europe continues to experience lackluster demand due to soft economic conditions throughout the region, but reported results continue to benefit from favorable currency translations. Asia experienced strong volume increases in most product categories.

Second quarter sales for the Lubrication Equipment Division were $11.8 million, down 12 percent from last year. The decline in sales was significantly influenced by a sales promotion run in the second quarter of last year. Sales for this business are virtually flat on a year-to-date basis.

Second quarter sales in the Americas increased 6 percent to $102.8 million. In Europe, net sales of $27.2 million were 18 percent higher than the second quarter of 2002, but measured in local currencies sales were down 2 percent. In Asia Pacific, net sales of $16.4 million were 30 percent higher than the second quarter of 2002, and sales measured in local currencies increased 26 percent. The large increase in Asia Pacific was characterized by growth in every region, except Japan.

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Graco's gross profit margin, expressed as a percentage of sales, was 51.9 percent for the quarter versus 50.6 percent for the same period last year. The higher gross margin was due to favorable exchange rates and enhanced pricing, which more than offset cost pressures.

Graco's operating profit margin, expressed as a percentage of sales, was 24.8 percent for the second quarter versus 23.9 percent last year. Higher sales and an improved gross profit margin more than offset increased selling, marketing, distribution and general and administrative expenses.

"We are pleased to report our second consecutive quarter of double-digit increases in both net sales and net earnings," said President and Chief Executive Officer David A. Roberts. "Despite soft conditions North America and Europe, we are on track for another a record year. In North America, demand remains flat for Industrial/Automotive and Lubrication products while the Contractor Equipment Division continues to benefit from a combination of strong customer demand and successful new product launches. Conditions throughout Europe remain weak and we expect that to continue for at least the balance of this year. A bright spot in Europe is our Contractor business, which is growing from new product introductions. Asia remains strong with higher demand for our products throughout the region as companies continue to invest in infrastructure and durable goods output increases. While current economic conditions make growth difficult in most regions of the world, our year-to-date results give us confidence that our long-term growth strategies of introducing new products, expanding and enhancing distribution, entering new markets and making strategic acquisitions are paying off."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Exhibit 99 to the Company's Annual Report on Form 10-K for fiscal year 2002 for a more comprehensive discussion of these and other risk factors.

Investors should realize that factors other than those identified above and in Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

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Conference Call

A conference call for analysts and institutional investors will be held Friday, July 18, 2003, at 11:00 a.m. EDT to discuss Graco's second quarter results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 1:00 p.m. EDT on July 18, 2003, by dialing 800.428.6051, passcode 300043, if calling within the U.S. or Canada. The dial-in number for international participants is 973.709.2089, with the same passcode. The replay by telephone will be available through July 23, 2003.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

	Second Quarter (13 weeks) Ended		Six Months (26 weeks) Ended	
(In thousands, except per share amounts)	**June 27, 2003**	June 28, 2002	**June 27, 2003**	June 28, 2002
Net Sales	**$146,364**	$132,796	**$266,024**	$240,653
Cost of products sold	**70,432**	65,655	**127,089**	118,349
Gross Profit	**75,932**	67,141	**138,935**	122,304
Product development	**4,328**	4,527	**8,801**	8,688
Selling, marketing and distribution	**25,288**	22,096	**48,185**	41,888
General and administrative	**10,057**	8,785	**18,569**	16,502
Operating Earnings	**36,259**	31,733	**63,380**	55,226
Interest expense	**112**	110	**240**	260
Other expense (income), net	**84**	207	**(17)**	204
Earnings before Income Taxes	**36,063**	31,416	**63,157**	54,762
Income taxes	**11,600**	9,900	**20,500**	17,700
Net Earnings	**$ 24,463**	$ 21,516	**$ 42,657**	$ 37,062
Net Earnings per Common Share				
Basic	**$0.54**	$0.45	**$0.92**	$0.78
Diluted	**$0.53**	$0.44	**$0.90**	$0.77
Weighted Average Number of Shares				
Basic	**45,663**	47,563	**46,448**	47,261
Diluted	**46,400**	48,374	**47,150**	48,127

All figures are subject to audit and adjustment at the end of the fiscal year.

GRACO INC. AND SUBSIDIARIES
Segment Information

	Second Quarter (13 weeks) Ended		Six Months (26 weeks) Ended	
(In thousands)	**June 27, 2003**	June 28, 2002	**June 27, 2003**	June 28, 2002
Net Sales				
Industrial / Automotive	**$ 57,685**	$ 50,759	**$110,102**	$ 96,862
Contractor	**76,906**	68,593	**131,744**	119,728
Lubrication	**11,773**	13,444	**24,178**	24,063
Consolidated	**$146,364**	$132,796	**$266,024**	$240,653
Operating Earnings				
Industrial / Automotive	**$ 15,284**	$ 13,223	**$ 29,272**	$ 24,960
Contractor	**19,936**	17,243	**30,693**	28,108
Lubrication	**2,440**	3,129	**5,587**	5,521

Unallocated Corporate Expense	**(1,401)**	(1,862)	**(2,172)**	(3,363)
Consolidated	**$ 36,259**	$ 31,733	**$ 63,380**	$ 55,226

All figures are subject to audit and adjustment at the end of the fiscal year.

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Page 5 - GRACO


GRACO INC. AND SUBSIDIARIES
Consolidated Balance Sheets


(In thousands)	June 27, 2003	Dec. 27, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 58,746**	$103,333
Accounts receivable, less allowances of		
$6,100 and $5,600	**103,556**	93,617
Inventories	**36,549**	30,311
Deferred income taxes	**13,446**	12,022
Other current assets	**1,568**	1,241
Total current assets	**213,865**	240,524
Property, Plant and Equipment		
Cost	**224,799**	219,427
Accumulated depreciation	**(130,088)**	(124,474)
	94,711	94,953
Intangible Assets, net	**20,996**	11,860
Other Assets	**7,658**	8,513
	$337,230	$355,850
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
	$ 6,015	
Notes payable to banks		$ 13,204
Trade accounts payable	**12,662**	13,031
Salaries, wages and commissions	**12,185**	14,490
Accrued insurance liabilities	**10,318**	10,251
Accrued warranty and service liabilities	**6,730**	6,294
Income taxes payable	**8,232**	5,583
Dividends payable	**3,773**	3,922
Other current liabilities	**12,712**	13,439
Total current liabilities	**72,627**	80,214
Retirement Benefits and Deferred Compensation	**29,349**	28,578
Deferred Income Taxes	**1,788**	1,652
Shareholders' Equity		
Common stock	**45,727**	47,533
Additional paid-in capital	**75,503**	71,277
Retained earnings	**113,336**	128,125

Other, net	**(1,100)**	(1,529)
Total shareholders' equity	**233,466**	245,406
	$337,230	$355,850

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands)	Twenty-Six Weeks	
	June 27, 2003	June 28, 2002
Cash Flows from Operating Activities		
Net Earnings	**$ 42,657**	$ 37,062
Adjustments to reconcile net earnings to net cash		
Provided by operating activities		
Depreciation and amortization	**9,199**	9,416
Deferred income taxes	**(1,214)**	(719)
Tax benefit related to stock options exercised	**1,200**	3,300
Change in:		
Accounts receivable	**(6,472)**	(9,197)
Inventories	**(3,042)**	1,677
Trade accounts payable	**(1,779)**	1,551
Salaries, wages and commissions	**(2,547)**	(970)
Retirement benefits and deferred compensation	**1,459**	(189)
Other accrued liabilities	**1,852**	(2,886)
Other	**(89)**	(275)
	41,224	38,770
Cash Flows from Investing Activities		
Property, plant and equipment additions	**(7,298)**	(3,926)
Proceeds from sale of property, plant and equipment	**102**	271
Acquisition of business	**(13,514)**	—
	(20,710)	(3,655)
Cash Flows from Financing Activities		
Borrowings on notes payable and lines of credit	**9,625**	11,736
Payments on notes payable and lines of credit	**(16,947)**	(12,329)
Payments on long-term debt	**—**	(50)
Common stock issued	**6,772**	11,567
Common stock retired	**(55,496)**	(1,028)
Cash dividends paid	**(7,686)**	(6,905)
	(63,732)	2,991
Effect of exchange rate changes on cash	**(1,369)**	(771)
Net increase (decrease) in cash and cash equivalents	**(44,587)**	37,335
Cash and cash equivalents		
Beginning of year	**103,333**	26,531
End of period	**$ 58,746**	$ 63,866

All figures are subject to audit and adjustment at the end of the fiscal year.

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July 18, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
       File No. 001-9249

Gentlemen:

       Enclosed for filing is a Form 8-K for Graco Inc. in connection with its Press
Release of July 17, 2003.

                                        Very truly yours,

                                        Robert M. Mattison
                                        Vice President, General Counsel
                                         and Secretary

RMM:ajp

Enclosures

cc: New York Stock Exchange
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